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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE TO/A
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                FINAL AMENDMENT
                              SUNRISE MEDICAL INC.
                           (Name of Subject Company)
                            ------------------------

                 V.S.M. INVESTORS, LLC                         SUNRISE MEDICAL INC.
                 V.S.M. HOLDINGS, INC.                            MICHAEL HAMMES
                V.S.M. ACQUISITION CORP.                         BEN ANDERSON-RAY
            VESTAR CAPITAL PARTNERS IV, L.P.                   RAYMOND HUGGENBERGER
           PARK AVENUE EQUITY PARTNERS, L.P.                        STEVEN JAYE
 (Names of 14d-1 and 13e-3 Filing Persons ("Offerors"))             JOHN RADAK
                                                          (Names of 13e-3 Filing Persons)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                  867910-10-1

                     (CUSIP Number of Class of Securities)

                              JAMES L. ELROD, JR.
                             V.S.M. INVESTORS, LLC
                          245 PARK AVENUE, 41ST FLOOR
                               NEW YORK, NY 10167
                                 (212) 351-1600
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                    COPY TO:

                               Peter Gordon, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                         New York, New York 10017-3954
                                 (212) 455-2000
                            ------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
                   $239,263,088                                          $47,853

* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $10.00 cash per share and all shares of Common Stock outstanding or represented by stock options and equity-related units
         (excluding certain options and units that will not become vested and exercisable prior to the consummation of this transaction and after taking into account applicable exercise prices), as of October 27, 2000.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   $47,853
         Form or Registration No:  Schedule TO
         Filing Party:             V.S.M. Investors, LLC, V.S.M. Holdings, Inc. and V.S.M.
                                   Acquisition Corp.
         Date Filed:               October 30, 2000

[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender
         offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]      third-party tender offer subject to Rule 14d-1.
[  ]     issuer tender offer subject to Rule 13e-4.
[X]      going-private transaction subject to Rule 13e-3.
[  ]     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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
    This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on October 30, 2000, as amended on
November 6, 2000 and November 29, 2000, relating to the offer by V.S.M. Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of V.S.M. Holdings, Inc., a Delaware corporation ("Holdings") and a wholly owned subsidiary of V.S.M. Investors, LLC, a Delaware limited liability company ("Parent") and an affiliate of Vestar Capital Partners IV, L.P., a Delaware limited partnership ("VCP IV"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Sunrise Medical Inc. (the "Company"), a Delaware corporation, including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $10.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2000, as supplemented by the Supplement thereto dated November 29, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

    All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase, as supplemented.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Items 6(a) and (c)(1) through (7) of the Schedule TO are hereby amended and supplemented as follows:

    The information in this Final Amendment under Item 8 is incorporated herein by reference.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

    Item 8 of the Schedule TO is hereby amended and supplemented as follows:

    At 5:00 P.M., New York City time, on Wednesday, December 6, 2000, the Offer expired. Based on the information provided by the Depositary, approximately 96.2% of the Shares (which number includes 244,277 Shares subject to guaranty of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $10.00 per Share in cash.

    Pursuant to the Merger Agreement, the Purchaser intends to merge into the Company in accordance with section 253 of the Delaware General Corporation Law (the "DGCL") as promptly as practicable. As a result of the Merger, the Company will become a wholly-owned subsidiary of Holdings and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, Holdings, Purchaser or any other direct or indirect subsidiary of Parent, Holdings or Purchaser, and Shares, if any, owned by stockholders who choose to dissent and demand appraisal of their Shares in accordance with the DGCL) shall be canceled, retired and converted into the right to receive $10.00 per Share in cash, without interest, less any applicable withholding taxes.

    The consummation of the Offer was publicly announced in a press release issued by the Offerors on December 6, 2000, a copy of which is filed as Exhibit (a)(5)(vi) hereto and incorporated herein by reference.

    Because more than 90% of the issued and outstanding Shares have been tendered and accepted for payment, there will be no subsequent offering period.

ITEM 11. ADDITIONAL INFORMATION

    Item 11 of the Schedule TO is hereby amended and supplemented as follows:

    On December 5, 2000, the Court in ROGERS denied plaintiff's motion for a preliminary injunction against the Offer and the Merger.

ITEM 12. EXHIBITS

    Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(vi) Press Release issued by the Offerors on December 6, 2000.

(b)(iii) Credit Agreement, dated as of December 6, 2000, among V.S.M. Holdings, Inc., V.S.M. Acquisition Corp., the Banks party thereto and Bankers Trust Company, as Administrative Agent.

(b)(iv) Senior Subordinated Loan Agreement, dated as of December 6, 2000, among V.S.M. Acquisition Corp., the Banks party thereto and Bankers Trust Company, as Administrative Agent.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

    Item 13 of the Schedule TO is hereby amended and supplemented as follows:

ITEM 10. Interest in Securities of the Subject Company

    The information in this Final Amendment under Item 8 is incorporated herein by reference.

ITEM 17. Exhibits

    The information in this Final Amendment under Item 12 is incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2000
                                                       V.S.M. INVESTORS, LLC

                                                       By:           /s/ JAMES L. ELROD, JR.
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                   Title: AUTHORIZED SIGNATORY

                                                       V.S.M. HOLDINGS, INC.

                                                       By:           /s/ JAMES L. ELROD, JR.
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                         Title: PRESIDENT

                                                       V.S.M. ACQUISITION CORP.

                                                       By:           /s/ JAMES L. ELROD, JR.
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                         Title: PRESIDENT

                                                       VESTAR CAPITAL PARTNERS IV, L.P.

                                                       By:  Vestar Associates IV, L.P.,
                                                            its General Partner

                                                       By:  Vestar Associates Corporation IV,
                                                            its General Partner

                                                       By:  /s/ JAMES L. ELROD, JR.
                                                            -----------------------------------------
                                                            Name: James L. Elrod, Jr.
                                                            Title:  Managing Director

                                                       PARK AVENUE EQUITY PARTNERS, L.P.

                                                       By:  Park Avenue Equity GP, LLC,
                                                            its General Partner

                                                       By:  PAE GP, LLC,
                                                            its Managing Member

                                                       By:  /s/ THEODORE A. GREENBERG
                                                            -----------------------------------------
                                                            Name: Theodore A. Greenberg
                                                            Title:  Managing Member

    After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: December 7, 2000                                SUNRISE MEDICAL INC.

                                                       By:  /s/ MURRAY H. HUTCHISON
                                                            -----------------------------------------
                                                            Name: Murray H. Hutchison
                                                            Title:  Chairman of the Board

                                                                        /s/ MICHAEL HAMMES
                                                            -----------------------------------------
                                                                          Michael Hammes

                                                                       /s/ BEN ANDERSON-RAY
                                                            -----------------------------------------
                                                                         Ben Anderson-Ray

                                                                     /s/ RAYMOND HUGGENBERGER
                                                            -----------------------------------------
                                                                       Raymond Huggenburger

                                                                         /s/ STEVEN JAYE
                                                            -----------------------------------------
                                                                           Steven Jaye

                                                                          /s/ JOHN RADAK
                                                            -----------------------------------------
                                                                            John Radak

                                 EXHIBIT INDEX

     EXHIBIT NO.                                DESCRIPTION                             PAGE
     -----------                                -----------                             ----

(a)(5)(vi)              Press Release issued by the Offerors on December 6, 2000

(b)(iii)                Credit Agreement, dated as of December 6, 2000, among V.S.M.
                          Holdings, Inc., V.S.M. Acquisition Corp., the Banks party
                          thereto and Bankers Trust Company, as Administrative
                          Agent.

(b)(iv)                 Senior Subordinated Loan Agreement, dated as of December 6,
                          2000, among V.S.M. Acquisition Corp., the Banks party
                          thereto and Bankers Trust Company, as Administrative
                          Agent.